

January 13, 2014

<u>Via U.S. Mail</u>
William Solko
Chief Executive Officer
Northeast Automotive Holdings, Inc.
2174 Hewlett Avenue, Suite 206
Merrick, New York 11566

> **Re: Northeast Automotive Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 24, 2013**
> **File No. 000-51997**

Dear Mr. Solko:

We issued comments to you on the above captioned filings on October 28, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 21, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant